Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Date: December 14, 2021

EMPLOYEE FAQ

1.	What was announced today?

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Footprint has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gores Holdings VIII, Inc., commencing a process that will result in Footprint becoming a public company and listed on NASDAQ.

•	The transaction will further advance our mission to create a healthier planet, with financial resources to fund our accelerated growth and deliver on record demand from customers around the world.

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We will continue to operate under the Footprint name and there will be no meaningful changes to the team or how we do business. It’s business as usual at Footprint. The one exception will be that you will see the Gores stock ticker symbol GIIX in our external communications until we are officially public next year under the ticker symbol “FOOT”.

2.	Who is Gores Holdings VIII, Inc.?

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Gores Holdings VIII, Inc. (Nasdaq: GIIX), is a special purpose acquisition company (SPAC) sponsored by an affiliate of The Gores Group, LLC whose purpose is to facilitate taking Footprint to the public markets and maximize our value.

•	Gores has recognized Footprint’s growth potential and our ability to be a leading materials science technology company.

3.	What were the terms of the transaction?

•	See press release.

4.	Why did Footprint decide to go the SPAC route?

•	The SPAC route provides Footprint with a fast and efficient way to raise significant capital and enter the public markets to fund our growth given record customer demand for our solutions.

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The capital raised through this transaction further positions Footprint to be on the forefront of materials science innovation and manufacturing, and to deliver on our mission to replace single-use plastic as a first step.

5.	Did you consider an IPO?

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Footprint has evaluated many opportunities to support the company’s growth and execute on our mission. This approach to entering the public markets made the most sense strategically for our company. To be clear, we will eventually be a publicly listed company once we consummate the transaction.

6.	When is the deal expected to close / when will Footprint become public?

•	The transaction is expected to close in the first half of 2022.

7.	What does this mean for me as an employee of Footprint?

•	We will continue to operate under the Footprint name and there will be no meaningful changes to the team or how we do business.

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However, as we enter this new chapter, there are some rules we must all follow. There will be new reporting requirements, some restrictions on financial trading, and the SEC has strict guidelines governing external communications. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, you must refrain from making statements about our company or our performance in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective customers, etc.). This means you cannot share or promote anything other than what Footprint puts on our channels, so you can share the LinkedIn update and Tweet from Footprint’s page but not any related news articles about the transaction or discuss the topic on social media, with family and friends, etc.

8.	What do I do if someone from outside Footprint asks me about this transaction?

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If someone – especially a member of the press – asks you about Footprint’s plans to go public or its company fundamentals, the best response is something polite like, “We’re really proud and excited, but we’re obsessed with serving our customers.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members, and refer people to Heather Knox, or media@footprintus.com / ir@footprintus.com.”

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From this point forward, if you have any plans to participate in a public event, policy forum, conference, regulatory intervention, or anything else of that nature, please check in with the communications team/Heather Knox so that we can make sure you are aware of any updated restrictions or guidance. In some cases, we may need to transcribe your remarks and submit them to the SEC.

•	As soon as you receive any new speaking requests, please share them with the communications team/Heather Knox for review.

9.	How does this benefit me as an employee of Footprint?

•	Going public unlocks new and exciting opportunities for all of us, as well as resources that will support our vision and mission.

•	We are dealing with record demand. We need to expand manufacturing, and geographies, to eliminate expensive shipping costs. This allows us to grow in the right way.

10.	Can I buy stock in the company?

•	Once Footprint is publicly traded, you will be able to purchase Footprint stock on the open market.

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Please know, however, that certain Footprint employees will be subject to “blackout” periods, during which company stock cannot be bought or sold (typically for several weeks prior to and until a day or two after our quarterly earnings have been announced), and no purchases or sales of company stock by an employee will be permitted at any time when an employee otherwise has “material nonpublic information” regarding Footprint.

•	You should not trade in Gores’ stock if you are in possession of material nonpublic information with respect to either Gores or Footprint.

11.	What is Insider Trading?

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Securities laws prohibit directors, officers, employees, and others who are aware of material nonpublic information about a company from trading on that information. Disclosing material nonpublic information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it is liable. These illegal activities are commonly referred to as insider trading, and are serious potential felonies with significant penalties (both jail time and monetary penalties).

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Material nonpublic information is any information about a company that has not been widely disseminated to the general public and that would be important to investors who are deciding whether to trade its securities. A few non-exhaustive examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed product launches, information about new markets a company may enter, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities.

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Please inquire with Steve Burdumy, Footprint’s Managing Director and Chief Legal Officer, if you have any questions about whether information you possess would constitute material non-public information

Forward-Looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII and Footprint, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Projections

This Communication contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Communication, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Communication. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Press Release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Gores Holdings VIII intends to file a registration statement on Form S-4 (the “Registration Statement”) that is expected to include a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The definitive proxy statement/final prospectus and other relevant documents will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.